Exhibit 99.16

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 €

542 051 180 R.C.S. Nanterre

total.com

Argentina: Total starts up Vega Pleyade offshore project

in Tierra del Fuego

Paris, February 25, 2016 – Total has started up production at the offshore Vega Pleyade gas and condensate field in the Tierra del Fuego region of Argentina. Operated by Total, the project will have a production capacity of 10 million cubic meters of gas per day (70,000 barrels of oil equivalent per day (boe/d)).

“Vega Pleyade is Total’s second start up this year and will contribute to our production growth in 2016 and for the years to come,” commented Arnaud Breuillac, President Exploration & Production. “The project consists of the development of one of the largest offshore gas fields in Argentina and is the world’s southern-most gas development. It will allow us to maintain the level of our operated production in Tierra del Fuego at around 18 million cubic meters per day (130,000 boe/d) and to contribute to the long-term delivery of gas to Argentina.”

The Vega Pleyade development consists of a wellhead platform in 50 meters water depth, tied back via a 77 kilometer offshore pipeline to the Total-operated Rio Cullen and Cañadon Alfa onshore treatment facilities, and was completed in just two and a half years.

Vega Pleyade is located in the Cuenca Marina Austral 1 (CMA-1) concession operated by Total with a 37.5% interest, alongside its partners Wintershall Energia (37.5%) and Pan American Energy (25%).

About Total Exploration & Production in Argentina

Total is a long-standing partner of Argentina. The Group has been present in the country for nearly 40 years and operates around 30% of the domestic gas production. In 2015, the Group’s share of production in Argentina was 72,000 boe/d.

On the CMA-1 concession in Tierra del Fuego, Total operates the onshore Ara and Cañadon Alfa fields and the offshore Hidra, Kaus, Argo, Carina and Aries fields.

In the onshore Neuquén basin, the Group holds equity interests in eleven blocks spanning more than 1,500 square kilometers, of which six are operated, including the Aguada Pichana and San Roque producing fields. In addition to its conventional resources, this acreage covers the promising Vaca Muerta shale play, where the Group recently launched two pilot production projects.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 96,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.